SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  7 April 2008


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Issue of Equity announcement made on 17 March 2008
             2. Transaction in Own Shares announcement made on 17 March 2008
             3. Holding(s) in Company announcement made on 17 March 2008
             4. Transaction in Own Shares announcement made on 18 March 2008
             5. Transaction in Own Shares announcement made on 18 March 2008
             6. Transaction in Own Shares announcement made on 19 March 2008
             7. Holding(s) in Company announcement made on 20 March 2008
             8. Transaction in Own Shares announcement made on 20 March 2008
             9. Transaction in Own Shares announcement made on 20 March 2008
            10. Frontline acquisition announcement made on 25 March 2008
            11. Director/PDMR Shareholding announcement made on 25 March 2008
            12. Transaction in Own Shares announcement made on 25 March 2008
            13. Transaction in Own Shares announcement made on 26 March 2008
            14. Transaction in Own Shares announcement made on 26 March 2008
            15. Transaction in Own Shares announcement made on 27 March 2008
            16. Transaction in Own Shares announcement made on 28 March 2008
            17. Transaction in Own Shares announcement made on 31 March 2008
            18. Transaction in Own Shares announcement made on 31 March 2008
            19. Transaction in Own Shares announcement made on 31 March 2008
            20. Total Voting Rights announcement made on 31 March 2008
            21. Transaction in Own Shares announcement made on 1 April 2008
            22. Transaction in Own Shares announcement made on 1 April 2008
            23. Transaction in Own Shares announcement made on 2 April 2008
            24. Transaction in Own Shares announcement made on 3 April 2008
            25. Transaction in Own Shares announcement made on 4 April 2008

Enclosure No.  1.

17 March 2008


NOTIFICATION OF ALLOTMENT OF SHARES


Following its announcement on 16 January 2008, BT Group plc ("BT") announces today that it has issued and allotted 10,572,177 ordinary shares of 5p each in BT to three of the founding shareholders in aggregate, in satisfaction of the consideration payable under the share purchase agreement pursuant to which BT acquired 68.6% of Net2S SA's outstanding issued share capital.


Application has been made to The UK Listing Authority and The London Stock Exchange for the new shares to be admitted to the Official List and to trading on The London Stock Exchange. The newly issued shares shall rank pari passu with existing BT shares and it is expected that dealings will commence at 8 a.m. on 20 March 2008.


Following this issue, BT's capital consists of 8,401,227,029 ordinary shares with voting rights. BT holds 565,364,094 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,835,862,935.


The above figure (7,835,862,935) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT under the FSA's Disclosure and Transparency Rules.






For further information

Inquiries about this statement should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: www.bt.com/newscentre.

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended March 31, 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.

BT Group plc is listed on stock exchanges in London and New York.

 For more information, visit www.bt.com/aboutbt

Enclosure No.  2.

Monday 17 March 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 5,250,000 ordinary shares at a price of 206.65 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 570,614,094 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,830,612,935.


The above figure (7,830,612,935) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No.  3.

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)              Name of company

BT Group plc

2) Name of shareholder having a major interest

LEGAL & GENERAL GROUP Plc


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Legal & General Investment Management (Holdings) Limited


5)              Number of shares/amount of stock acquired


Total holding of 393,009,200 shares

6) Percentage of issued class

5.01%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class-

N/A

9) Class of security

Ordinary shares of 5p in BT Group plc


10) Date of transaction

12.03.08

11) Date company informed

17.03.08

12) Total holding following this notification

Total holding of 393,009,200 shares

13) Total percentage holding of issued class following this notification

5.01%

14) Any additional information

none


15) Name of contact and telephone number for queries

Graeme Wheatley, 020 7356 6372

16) Name of authorised company official responsible for making this notification

Graeme Wheatley, 020 7356 6372

Date of notification 17 March 2008

Enclosure No.  4.

Tuesday 18 March 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 778,825 ordinary shares at a minimum price of 146 pence and a maximum price of 192 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 569,835,269 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,831,391,760.


The above figure (7,831,391,760) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No.  5.

Tuesday 18 March 2008

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 5,000,000 ordinary shares at a price of 210.98 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 574,835,269 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,826,391,760.

The above figure (7,826,391,760) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No.  6.

Wednesday 19 March 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 5,000,000 ordinary shares at a price of 209.18 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 579,835,269 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,821,391,760.

The above figure (7,821,391,760) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No.  7.

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

     BT Group plc


2)   Name of shareholder having a major interest

     LEGAL & GENERAL GROUP Plc


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     Legal & General Investment Management (Holdings) Limited


5)   Number of shares/amount of stock acquired

     Total holding of 363,308,604 shares


6)   Percentage of issued class

     4.64%


7)   Number of shares/amount of stock disposed

     N/A


8)   Percentage of issued class-

     N/A


9)   Class of security

     Ordinary shares of 5p in BT Group plc


10)  Date of transaction

     19.03.08


11)  Date company informed

     20.03.08


12)  Total holding following this notification

     Total holding of 363,308,604 shares


13)  Total percentage holding of issued class following this notification

     4.64%


14)  Any additional information

     none


15)  Name of contact and telephone number for queries

     Graeme Wheatley, 020 7356 6372


16) Name of authorised company official responsible for making this notification

     Graeme Wheatley, 020 7356 6372

Date of notification 20 March 2008

Enclosure No.  8.

Thursday 20 March


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 24,130 ordinary shares at a price of 209.75 pence. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 579,811,139 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,821,415,890).


The above figure (7,821,415,890 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No.  9.

Thursday 20 March 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 5,000,000 ordinary shares at a price of 210.84 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 584,811,139 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,816,415,890.


The above figure (7,816,415,890) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No.  10.


24 Mar 2008


                          BT FRONTLINE DEAL COMPLETES


Further to the announcement made on 5 December 2007, BT today announces that the acquisition of Frontline Technologies Corporation Ltd. for a cash consideration of approximately S$202 million (c. GBP73 million(1)) has been successfully completed and the new company will start operations immediately under the new brand-name of BT Frontline.

                                      Ends


About BT Frontline

Established in 1993 and headquartered in Singapore, BT Frontline has more than 5,000 professionals (direct and indirect) in nine key markets in Asia - China, Hong Kong, India, Indonesia, Malaysia, Singapore, Philippines, Taiwan and Thailand - to meet the specific needs of corporate organisations across a continuum of industries.

For more information visit www.bt.com/frontline


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of local, national and international telecommunications services to our customers for use at home, at work and on the move; higher-value broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt


For further information, please contact:

Richard Wright, Director, Corporate Communications and PR, BT Asia Pacific

Tel: +852 2532 3652; Fax: +852 2810 0164

Email: richard.j.wright@bt.com


Hani Sallim, Manager, Corporate Communications, BT Frontline
Tel: +65 6773 7227, DID: +65 6415 4721, Fax: +65 6779 4455
Email: hani@frontline.com.sg



--------------------------

(1) Converted at the SGD:GBP spot rate on 20 March 2008 of 2.75:1.

Enclosure No.  11.


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SIR MICHAEL RAKE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF SHARES

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Quilter Nominees Limited A/c GRS

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

4,700 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

213.44 PENCE

14. Date and place of transaction

25 March 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

23,984 SHARES

16. Date issuer informed of transaction

25 March 2008


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

N/A

24. Name of contact and telephone number for queries

JOHN CHALLIS - 020 7356 4086

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN CHALLIS

Date of notification

25 March 2008

Enclosure No.  12.

Tuesday 25 March 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 5,000,000 ordinary shares at a price of 216.91 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 589,811,139 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,811,415,890.

The above figure (7,811,415,890) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No.  13.


Wednesday 26 March 2008

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 292,608 ordinary shares at a minimum price of 146 pence and a maximum price of 179 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 589,518,531 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,811,708,498.

The above figure (7,811,708,498) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No.  14.


Wednesday 26 March 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 5,200,000 ordinary shares at a price of 215.41 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 594,718,531 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,806,508,498.


The above figure (7,806,508,498) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No.  15.


Thursday 27 March 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 3,500,000 ordinary shares at a price of 213.82 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 598,218,531 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,803,008,498.


The above figure (7,803,008,498) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No.  16.


Friday 28 March 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 4,000,000 ordinary shares at a price of 215.83 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 602,218,531 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,799,008,498.


The above figure (7,799,008,498) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No.  17.


31 March 2008

BT Group plc

Transactions in Own Shares

BT Group plc (the "Company") announces that it has instructed commencement of a non-discretionary programme to purchase ordinary shares, to be held as treasury shares, during its close period.

The buy back programme will be managed by Citigroup Global Markets Limited, who are an independent third party that the Company has duly authorised to make trading decisions independently of, and uninfluenced by, the Company.

Any purchases will be effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 5 per cent above the average market value for the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to such purchase.

Enclosure No.  18.


Monday 31 March 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 138,460 ordinary shares at a price of 213 pence. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 602,080,071 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,799,146,958.


The above figure (7,799,146,958) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No.  19.


Monday 31 March 2008

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 3,750,000 ordinary shares at a price of 215.11 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 605,830,071 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,795,396,958.

The above figure (7,795,396,958) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No.  20.


Monday 31 March 2008


                                  BT GROUP PLC


                    TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE


BT Group plc confirms that on 31 March 2008, its capital consisted of 8,401,227,029 ordinary shares with voting rights. On that date, BT Group plc held 605,830,071 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,795,396,958.

The above figure (7,795,396,958) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No.  21.


Wednesday 1 April 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 217,503 ordinary shares at a minimum price of 146 pence and a maximum price of 192 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 605,612,568 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,795,614,461.


The above figure (7,795,614,461) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No.  22.


Tuesday 1 April 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 2,000,000 ordinary shares at a price of 221.86 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 607,612,568 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,793,614,461.


The above figure (7,793,614,461) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No.  23.


Wednesday 2 April 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 780,000 ordinary shares at a price of 227.33 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 608,392,568 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,792,834,461.


The above figure (7,792,834,461) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No.  24.


Thursday 3 April 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 2,000,000 ordinary shares at a price of 225.988 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 610,392,568 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,790,834,461.


The above figure (7,790,834,461) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No.  25.


Friday 4 April 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 1,000,000 ordinary shares at a price of 230.166 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 611,392,568 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,789,834,461.


The above figure (7,789,834,461) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 7 April 2008